July 24, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Blue Holdings, Inc.
Responses to Staff Comments of July 17, 2008
with respect to:
Item 4.02 Form 8-K
Filed July 14, 2008
File No. 000-32297

Ladies and Gentlemen:

We serve as legal counsel to Blue Holdings, Inc. (the “Company”). On behalf of the Company and in response to the comment letter dated July 17, 2008 (the “Comment Letter”) transmitted to the Company by the staff of the Commission, Division of Corporation Finance (the “Staff”), we hereby notify the Staff that the Company intends to file an amendment on or before July 28, 2008, to the Form 8-K (File No. 000-32297) (“Form 8-K”) originally filed with the United States Securities and Exchange Commission (the “Commission”) on July 14, 2008 under Item 4.02.

If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4509.

Sincerely,

/s/ Louis Wharton

Louis Wharton

cc: Eric Hohl